GREAT PANTHER SILVER LIMITED
(the "Company")

BOARD MANDATE

Article 1.	Introduction to the Board's Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board's responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with the terms contained in this Mandate.

Article 2.	Composition and Functioning of the Board

(a)	Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)	Independent Directors

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a)

a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

(b)

a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c)	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(d)

a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e)

a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;

(f)

a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years; or

(g)	a director who owns or controls 10% or more of a class of the Company's securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

(c)	Establishment of Board Agenda

The Chairman of the Board will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman will act as the effective leader of the Board and ensure that the Board's agenda will enable the Board to successfully carry out its duties.

(d)	Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(e)	Meetings of Independent Directors

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(f)	Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(g)	Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(h)	Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(i)	Evaluating Board Performance

Each year the Board of Directors will conduct annual self assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board's performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.	Functioning of Committees

(a)	Committee Structure

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)	Committee Performance Review

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.	Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company's operations, strategies and industry within which the Company operates;

(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

(c)	develop and maintain familiarity with the officers and senior management of the Company;

(d)	attend board and, if applicable, committee meetings regularly;

(e)	read advance materials prior to board or committee meetings;

(f)	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

(g)	if absent from a meeting, keep up-to-date on discussions missed;

(h)	devote the necessary time and attention to Company issues in order to make informed decisions;

(i)	if requested, participate on board committees;

(j)	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

(k)	participate in continuing director education.

Article 5.	Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of three years, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board's Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. The compensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6.	Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7.	Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company's business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company's business.

Article 8.	Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company's Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each Director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the CEO and other executive officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Corporate Governance and Nominating Committee will develop and annually reevaluate the Company's approach to corporate governance.

Article 9.	Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;

(b)

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company's goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

(c)

an analysis of the Company's own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company's strengths, weaknesses, opportunities and threats, the pricing policies and the Company's cost structures. In addition, the Company's competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

(d)	Consideration whether there is room for improvement of the present strategic position.

Article 10.	Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company's supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.	Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.	Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company's strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 13.	Internal Controls and Management Information Systems

The Board will, in conjunction with the Company's Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

(b)	internal controls relating to accounting, controlling and finance; and

(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14.	Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company's conduct or other matters directly to the Chairman of the Board.

Article 15.	Majority Voting Policy

(a)	Majority Voting

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (an "Affected Director") shall submit to the Chairman of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director's resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director's resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director's resignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

(a)	leave the vacancy unfilled until the next annual meeting of the Company

(b)	fill the vacancy through the appointment of a new director (other than the Affected Director); or

(c)	call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(b)	Disclosure of Detailed Voting Results

Promptly after a shareholders' meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Article 16.	Amendment

This Mandate may be amended by the Company's Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchange rules.